                United States Securities and Exchange Commission

                             Washington, D.C. 20549

                                  Form 10-SB/A
                                (Amendment No. 1)

                 General Form For Registration of Securities of

                             Small Business Issuers

           Under Section 12(g) of the Securities Exchange Act of 1934

                               FILE NO.: 000-32845

                          COBRA FINANCIAL SERVICES, INC.

                 (Name of Small Business Issuer in Its Charter)

               TEXAS                                         75-2668876
   (State or Other Jurisdiction of                        (I.R.S. Employer
    Incorporation or Organization)                       Identification No.)


                 3020 Legacy Drive, Suite 100, Plano Texas 75023

               (Address of Principal Executive Offices) (Zip Code)


                 Telephone: 214.726.9306
                 Facsimile: 972.540.6713

                 (Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Exchange Act:  None


Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:      Common Stock ($0.001 Par Value)


Name of Each Exchange on Which Each Class is to be Registered:        None








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
                                TABLE OF CONTENTS

PART I.....................................................................3

Item 1.  Description of Business...........................................3

Item 2.  Management's Discussion and Analysis and Plan of Operation........9

Item 3.  Description of Property..........................................14

Item 4.  Security Ownership of Certain Beneficial Owners and Management...14

Item 5.  Directors, Executive Officers, Promoters and Control Persons.....15

Item 6.  Executive Compensation...........................................16

Item 7.  Certain Relationships and Related Transactions...................16

Item 8.  Description of Securities........................................17

PART II...................................................................17

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters......................17

Item 2.  Legal Proceedings................................................18

Item 3.  Changes in and Disagreements with Accountants....................18

Item 4.  Recent Sales of Unregistered Securities..........................18

Item 5.  Indemnification of Directors and Officers........................19

PART F/S..................................................................20

Item 1.  Financial Statements.............................................20

PART III - EXHIBITS.......................................................21

Item 1.   Index to Exhibits...............................................21

INDEX TO EXHIBITS.........................................................21

                                     PART I

Item 1.  Description of Business

Cobra Financial Services, Inc. was incorporated in Texas, in 1996 by Mr. Carlton Fleming, for the purpose of investing in agricultural land and projects. In May of 2000 we amended our articles of incorporation to change our number of shares authorized to 100,0000,000 shares of common stock and 20,000,000 shares of preferred stock. In May 2000 the company authorized a 4000 to 1 forward stock split. In October 2000 the company authorized an additional forward stock split of 3 to 1. All splits and amendments were conducted by the company in anticipation of entering the public markets. The assets of the company consist of a 7200 square foot building, leasehold improvements, and farm equipment. Located in north Texas in an area fully supported by municipal utilities, the corporate farm is situated in a moderate climate zone that is considered ideal for raising cattle. The facility is accessible by major highway and reasonably distanced from railroad, seaports, and airport facilities. Our current operations have consisted of improvements of the leased property. We have erected a 7200 square foot building, cleared brush, plowed and planted Bermuda grass, installed water, electricity, roads, and erected fencing. We are not anticipating purchasing cattle to raise for the first 12 months of operations. As of this date, we have not contracted to export beef to any entities in any countries, nor can we give any assurances that we will be able to contract with an entity to export beef in the near future. The company has leased the farmland for its daily operations, and for future cattle breeding and raising. For the past two years, the Company has generated revenues from the services of Carlton Fleming. Mr. Fleming has provided consulting in the areas of general business, and corporate operations to other companies. There can be no assurances that Mr. Fleming will be able to generate revenues in the future from his consulting services.


World trade is increasingly important to the strength of our economy and to the growth of U.S. companies. Exporting creates jobs and provides small firms with growth, new markets and additional profits. The numerous programs and government agencies the United States government has established and funded in support of export and in order to enhance the competitiveness of US products abroad is the leading indicator of the importance the U.S. government places upon the export of US goods and services. Programs and agencies such as the export loans program provided by the Small Business Administration, the export subsidy programs provided by he USDA, and payment guaranty provided by the United States Import-Export bank are just few to mention. Export and international trade is extremely important to the U.S. economy in order to balance the US foreign trade, assertion to that provided by referring to the ratification of international trade agreements such as NAFTA, and the adoption of the World Trade Organization charter; upon such adoption the United States became a member of the organization.


There has never been a better time for American businesses to begin exporting. The booming US economy enhanced by the significant political and financial influence the US has in today's global economy creates an ideal condition for US exports. As the world economy becomes more interdependent, the opportunities for US exports become more attractive, considering:

     o The persisting low exchange rates for the US dollar against all major currencies, making US goods more appealing to importers worldwide

     o The high levels of appeal US goods in general, and agricultural products in particular enjoy worldwide for quality and value


     o The dimensioning appeal for imports other than US products among consumers in the Middle Eastern and Asian markets due to:

            o The higher exchange rates of the major European currencies in comparison to the dollar, making European products less competitive

            o Health and other quality-related problems that lead to the loss of consumer confidence such as the "Mad cow disease" problem associated with European bovine.

            o The lower quality and lesser value Asian agricultural products are known for.

            o The special political relations between the US and the countries of the Gulf Cooperation Council (Saudi Arabia, Kuwait, United Arab Emirates, Qatar, Bahrain, and Oman) and the special incentives offered by theses countries to US products

On the Special trade relations, The following is an extract from the report of the U.S. Department of State, Bureau of Economic Affairs, FY 2001 Country Commercial Guide: United Arab Emirates.


"The United States has enjoyed friendly relations with the UAE since 1971. Private commercial ties, especially in petroleum, have developed into friendly government-to-government ties; which include security assistance. The breadth, depth, and quality of US-UAE relations are increasing dramatically as a result of the US-led coalition's campaign to end the Iraqi occupation of Kuwait. The United States was the third country to establish formal diplomatic relations with the UAE and has had an ambassador resident in the UAE since 1974.


The United States and UAE share a common concern about regional security, oil exports and imports, and sustainable development. Close consultations between the U.S. and UAE have developed on international, economic, and development issues such as the Middle East peace process and shared interests in the Gulf. The continued availability of reliable sources of oil remains important to the prosperity of the United States as well as to Europe and Japan. UAE and Saudi Arabia is often the leading source of imported oil for the United States, providing more that 20% of total U.S. crude imports and 10% of U.S. consumption. The U.S. is UAE third largest trading partner.


In addition to economic ties, a longstanding security relationship continues to be important in U.S. - UAE relations in particular, and as a part of the United States policy toward the "Gulf Cooperation Council - GCC" which include in addition to UAE, Saudi, Bahrain, Qatar, Oman, and Kuwait. Several U.S. military training mission provides training and support in the use of weapons and other security-related services to the armed forces of several GCC countries including the UAE. The United States has sold to the UAE advanced weaponry systems and other military equipment to strengthen the countries defense system, particularly after the Gulf War; which demonstrates the extent of U.S.-UAE cooperation in the areas of cultural accommodation, as well as in military operations.


Also, from the "AGRICULTURAL EXECUTIVE SUMMARY - 2000" U.S. Department of States, country data - UAE:

High value U.S. food products with strong market potential in the UAE include frozen poultry parts, chilled and frozen beef, fresh apples, pears and carrots, almonds, breakfast cereals, honey, processed cheeses, condiments such as dressings, dips, hot sauces and mayonnaise, snack foods, juices and processed fruits and vegetables. In addition, growth in the local food processing industry is driving demand for semi-processed products such as beverage bases, vegetable oils, raw peanuts and almonds, specialty flours and a variety of other food ingredients.


Exporting of agricultural products is booming in the United States, and businesses are beginning to realize that the world is their market. A business does not have to be big to sell in the global marketplace. Experience shows that US agricultural products can and do well exporting foods. According to the May 10 USDA World Agricultural Supply and Demand Estimates, U.S. meat exports in 2002 are forecast at a record 4.86 million tons, led by beef and broiler exports; meat production is forecast at a record 37.43 million tons; and meat imports are forecast to grow to another record of 1.92 million tons. The following is an extract of the report:

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"U.S. Beef Exports Constrained by Tightening Supplies and Falling Production

U.S. beef exports for 2002 are forecast to recover from their fractional dip in 2001 and grow by 2 percent to 1.15 millions tons (carcass weight basis) as exports to Asia and North America expand. Falling U.S. production forecast for 2002 and tightening supplies will constrain the United States' ability to export. U.S. beef imports for 2002 are expected to rise marginally to 1.40 million tons as demand for manufacturing beef and stronger prices make the United States an attractive market in world trade."

For several years, Cobra Financial Services, Inc. heavily invested in the improvement of farmland and farming equipment in the State of Texas and attracting the best experts in the fields for the purpose of raising cattle and exporting bovine meat to the United Arab Emirates, Kuwait and Saudi Arabian Markets. The demand for quality US beef has never been better, and we believe that this is the time for our company to seize this opportunity and participate in the export of US beef worldwide.

Independent supplemental reports:

 1- "Demand for quality US beef never been better" USDA report, dated 5/14/01. U.S. Meat Exports Continue Setting Records http://www.fas.usda.gov/dlp/highlights/2001/wmr_2002.pdf


 2- U.S. Beef exports took off in the 1990's, becoming one of the true success stories in U.S. agricultural trade. Previous to the 1990's, the United States was the largest beef importer in the world. Now, the United States exports over 80 percent of what it imports, and the U.S. trade surplus (exports minus imports) in beef exceeds $1.0 billion annually (source USDA - International Agricultural Trade Report, http://www.fas.usda.gov/dlp/highlights/2000/wmr_0921b.pdf


 3- U.S. beef, pork, and poultry production in 1999 is expected to reach a record 35.5 million tons, up from 35.4 million in 1998 and beef prices are expected to maintain stability according to the "USDA Agricultural International Trade Report - (ref. Locator: http://www.fas.usda.gov/dlp2/highlights/98-08-14/8-14-98.htm ) The following is an extract from the report.


Excellent pasture conditions and slow marketing early in 1998 led to placements of heavier cattle this year. The average dressed weight in 1998 is expected to be about 20 pounds heavier than in 1997. Weights are projected to decline in 1999 and fewer cattle will be slaughtered as heifers are retained for herd expansion. The source and the trend of the demands are detailed in the following tables:


U.S. Department of Agriculture Statistics:

                1990      1991      1992      1993      1994      1995      1996      1997      1998      1999      2000
Japan          193,070   176,498   208,703   237,441   274,191   331,905   337,412   345,303   371,228   358,924   368,013
Mexico          28,500    64,404    68,962    39,444    72,341    29,221    58,736   106,603   142,051   158,054   178,749
Korea           32,659    49,065    55,289    38,552    60,065    90,952    70,617    89,729    53,492   106,267   143,457
Russia              30       251       270       329     1,096     6,322     3,941     7,774     9,003    31,169    17,185
Europe           3,869     2,483     6,029     4,456     4,635     6,479     5,902     8,752     8,725     9,280     5,982
HK/China         3,554     4,027     5,571     4,504     5,118     4,883    12,173    10,563    13,562    13,520    16,294
C/S America        241       251     2,504     2,231     1,404     3,978     6,237     5,192     7,770     6,083     4,737
Middle East      2,321     2,635     3,711     1,760     1,557     1,683     2,374     2,943     4,431     8,708     3,632
ASEAN            1,822     2,703     2,787     2,995     2,945     2,746     2,711     3,683     1,782     2,262     2,327
Taiwan           2,265     2,873     3,572     3,873     5,481     8,124     9,643    10,686     7,308    10,693    11,959
Caribbean        8,448     8,007     4,162     4,111     3,909     4,085     3,969     4,126     7,434    10,317     7,954
Canada          68,924    91,152    85,437    83,858    96,189   102,653    96,606    93,244    87,402    85,004    87,480
Other            2,005     1,738     1,599     1,563     1,946     2,423     1,864     2,627     2,234     3,683     4,262
Total          347,708   406,087   448,596   425,117   530,877   595,454   612,185   691,225   716,422   803,964   852,031

Quantities in metric tons Statistics Collected by U.S. Department of Agriculture

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
Over the next three years we plan to purchase ready-to-ship meat products from existing meat packing plants which have excess capacity. After the meat has been purchased from plants throughout the United States the product will be shipped to overseas buyers frozen or chilled in refrigerated 40 ft. containers. Each container has a payload capacity of approximately 25 metric tons (approximately 61,000 lbs) of meat. The average requirement for shipping time is six weeks to reach its destination. We will attempt to process
bi-weekly shipments of two containers each in order to reach our production target of 1.5 million pounds per year at an average of 125,000 lbs per month. We anticipate that at the end of the three year period we will have the ability to purchase our own cattle.

We project the timing of our planned operations to be commenced according to the following:

  a. Conducting the study for the project:
     Since early 1999 we were actively studying this export project and surveying the market trends related to the export of U.S. Agricultural products, the nature and extent of the USDA subsidy programs, and the development of the targeted market. By the end of 1999 our study was concluded and the preliminary indications justified the commissioning of feasibility study conducted by professional firm. The cost of the study was $2,500 and it was paid for from our existing capital resources.


  b. Commencing the registration and raising capital
     Our application for registration was filed with the SEC on June 5, 2001. Upon the completion of the registration, we expect to raise the necessary capital through SBA loans, to commence operations. Our projection for the completion of this step is the later part of 2001. The legal, professional, and operational costs associated with this process are $30,000 and it is being paid from the existing capital resources.


  c. Signing purchase and export agreements
     We plan to begin signing the initial purchase agreement for ready-to-ship meat at the beginning of 2002 upon completing the registration and securing the required funding. As part of our study we have already initiated communication with possible vendors. Funding for this activity will be drawn from the raised additional capital and USDA subsidy


The competitive difficulties we are facing in the targeted markets are limited to:

  1- The competition of the European products
     This type of competition will always remain a factor in determining the available market share and the level of export we can attain. Our projections provide for lesser market share than what we believe attainable based on the market data and the export forecasts of the US Department of Agriculture.


  2- The change of U.S. Government policy
     Although, it is very unlikely that the United States Government changes its policy toward the allied countries in the Persian Gulf area, any changes in the existing USDA subsidy programs provided in support of U.S. Agricultural products and goods can severely impact our export projections. The change in policy, in our opinion, sustain less-than remote possibility taking into account the strategic importance and the vital role the crude import from the Persian Gulf countries plays in the US economy.


  3- The constraint of the internal market
     In the UAE a foreign company can market its products within the country by appointment of a commercial agent subject to the provisions of the Commercial Agency Law No. 18 of 1981. U.A.E. law does not distinguish between an agent and distributor, referring to both as commercial agents. Our strategy for gaining competitive advantage and attaining higher market share is by pushing our export into the market through the appointment of several agents and several distributors in each major city. Such strategy will allow us to fill the distribution channels at higher levels of concentrations.
                                Source:  Dept. of States, country data - UAE.


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
Competition: Other larger companies have a greater advantage with more funds and resources available for the production and export of beef products. Larger companies also have an advantage with greater brand awareness.

At the present time we are not aware of any company similar to our size. In addition to the competitive pricing we are capable of attaining through the utilization of the export assistance and government subsidy as previously explained.


Distribution and Sales Channels:

U.S. exporters do business in the U.A.E. by: selling directly to the end-user; selling through an informal, nonexclusive re-seller arrangement; selling through an agent/distributor; establishing a company presence through a joint venture; or by authorizing a local firm to sell its products via licensing or franchising arrangements. Re-seller arrangements avoid the legal problems associated with U.A.E. federal agency laws, and they are suitable for products where local promotion and after-sales service are not factors. While re-seller relationships are common because they offer low-risk arrangements, they are also a passive, reactive form of marketing with very limited growth and profit potential. Aggressive, proactive, and growth oriented marketing programs select alternative methods to penetrate the U.A.E. market.


Distribution and Sales Channels - Agriculture:

There are numerous food importers, many of whom are also wholesalers, distributors, and retailers. We intend to use all possible distribution channels for market expansion and to fully exploit the opportunity provided by UAE as a major transhipment center for a variety of food products. The U.S. Dept. of States reported in its UAE country report that "It is estimated that about 60 percent of total U.A.E. food imports are re-exported to other destinations, primarily other Gulf countries, India, Africa and, increasingly, the CIS."


Our strategies for the acquisition of market share will depends upon our ability to exploit the available distribution channels taking into account the opportunities provided to exporters through the UAE Agency Law. The following extract from the U.S. Dept. of States briefly explain the mentioned Agency
Law:


Use of Agents/Distributors: Finding a Partner:

All agents must be registered with the Ministry of Economy and Commerce. Selection of the right agent is probably the most important decision that the exporter can make. Agents may not be terminated, except with sufficient cause as determined by a government committee that has usually ruled in favor of the local agent. In most cases, compensation to a terminated agent is required even if the committee rules for the foreign firm. Only U.A.E. nationals or companies wholly owned by U.A.E. nationals can register with the Ministry of Economy and Commerce as local agents.


The terms and conditions of agency contracts vary greatly. Commissions and other forms of compensation typically depend on the amount of work required of the agent, and sales volume. The agent's responsibilities and performance measures should be clearly defined. Agents may be appointed on a project basis, with the relationship restricted to that project and terminated automatically upon reward or completion.


Establishing the geographic territory of an agent is critical. U.A.E. law automatically awards exclusivity to the agent in the geographic area covered by the agreement. An agent must have a presence and be licensed to operate in each emirate he does business in. There is no blanket license for the whole of the U.A.E. Consequently, U.S. exporters seeking U.A.E.-wide coverage must appoint a separate agent for each emirate, or appoint a master agent with offices or sub-agents in each emirate. Virtually all of the most successful trading houses fall into the later category.

o    Source and availability of material:
  The source of our export is from U.S. origin. The U.S. Beef is widely and readily available in the local market through packing plant, distributors, farms Co-op, and meet export brokers. The products are available through large number of suppliers throughout the United States. The current number of suppliers, packers, processors, and brokers listed in the registry of "U.S. Meet Export Federation, 1050 17th Street, Suite 2200 Denver, CO 80265
  Tel: 303-623-6328" are in the hundreds. The product is not dependent on small number of suppliers.


o  Dependence on one or small number of customers:
  Within the targeted market there are numerous food importers, many of whom are also wholesalers, distributors, and retailers. Our study has identified several favorable importers and distributors to head our list of customers. We intend to use all possible distribution channels and not become dependent on small number of customers.


o  Domestic and international governmental approval for any product:
  The domestic approval for the export of meet product is attained by the means of obtaining export certification. Such certification is carried on by a federal agency called "Food Safety and Inspection Service, FSIS." FSIS requirements consist of: the export application, export certificate, and if necessary, additional documents as required by the importing country. Other documentation for verifying the information on the application or certification is only necessary if there are concerns.


o  Effect of domestic and international governmental regulations:
  The targeted market is an open market not subject to a quota system or any imposed limitation on import, and namely US beef imports from the United States. The domestic governmental regulations that may impact the business would include:


       a. Changes to the USDA subsidy program
          Changes to the USDA subsidy program may effect our operation if the US government places restrictions on the amount of beef exported, or the amount of subsidy paid by government. Such changes are not expected to occur.


       b. Changes to the Quality of U.S. beef product
          U.S. agricultural products in general, and meats in particular are among the best in the world. The USDA closely monitor all goods and agricultural products coming into the United States for the purpose of reducing the possibility that US products can be affected by any major cattle illness or disease. We consider the possibility of changes to the quality of US meet products to occur is unlikely.


  Except for what stated above, at the present time there is no domestic or international governmental regulations in effect or proposed that would impact our operations. Nor we are aware of such regulations being proposed or considered.


o  Environmental laws impacting the operations:
  There is no environmental laws impacting the export of US meat products; nor we are aware of any such laws being proposed or discussed.


Employees

At present, the only employee's are the company's President Carlton Fleming. It is anticipated in the future that as the company grows and purchases cattle additional employees will have to be hired.

Facilities

Our executive, administrative and operating offices are located at 3020 Legacy Drive, suite 100, Plano, Texas. Carlton Fleming, our President and a director, currently provides office space to us at no charge.

Item 2. Management's Discussion and Analysis and Plan of Operation

Information in this registration statement contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

Plan of operation for the next twelve months. In July of 2000, we had an offering of our securities that was offered without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption afforded be sections 4 (2) and 3(b) of the Act and Regulation D, Rule 506 promulgated there under. We sold 250,000 shares of our common stock at a price of $.10 per share for a total amount raised of $25,000.

Over the next twelve months our focus will be on:

  o Locating and negotiating purchase agreements with local vendors and meatpacking plants for the purpose of guarantying a supply commitment to meet the initial export requirements.

  o Securing export contracts by finalizing negotiation and signing agreements with overseas buyers.

  o Hiring and training of staff to effectively and efficiently support the company function and operation activity.

  o  Develop an internal control system and implement an information system.

Given the company's limited financial resources, the company will have to rely on sales of it's securities and possible loans from directors and government subsidies. The company intends to apply for a SBA loan under the International trade Program.

We are qualified and we meet the requirements for obtaining SBA international Trade Assistant loan. We plan to seek up to $1.2 million from the SBA for a combination of fixed-asset (facilities and equipment) financing and Export Working Capital. Currently we are in the process of completing the SBA application and anticipate submission over the next two months. The following is the detailed information concerning the loan amount and the qualification requirements:


           General Information About the International Trade Loans

  o  Maximum Amount of International Trade Loans
     The SBA can guarantee up to $1,250, 000 for a combination of fixed-asset (facilities and equipment) financing and Export Working Capital Program
     (EWCP) assistance. The fixed-asset portion of the loan guaranty cannot exceed one million ($1,000,000.00) dollars and the non-fixed asset portion cannot exceed seven hundred fifty thousand ($750,000.00) dollars.

  o  International Trade Loan Eligibility
     The applicant must establish that the loan will significantly expand or develop an export market, is currently adversely affected by import competition, will upgrade equipment or facilities to improve competitive position, or must be able to provide a business plan that reasonably projects export sales sufficient to cover the loan. Although most small businesses are eligible for SBA loans, some types of businesses are ineligible and a case-by-case determination must be made by the Agency. Eligibility is generally determined by four factors:


       o  TYPE OF BUSINESSES ELIGIBLE:
          The vast majority of businesses are eligible for financial assistance from the SBA. However, applicant businesses must operate for profit; be engaged in, or propose to do business in, the United States or its possessions; have reasonable owner equity to invest; and, use alternative financial resources first including personal assets. It should be noted that some businesses are ineligible for financial assistance.


       o  SIZE OF BUSINESSES ELIGIBLE:
          The Small Business Act defines an eligible small business as one that is independently owned and operated and not dominant in its field of operation. The Act also states that in determining what is a small business, the definition shall vary from industry to industry to adequately reflect industry differences. The SBA has therefore developed size standards that define the maximum size of an eligible small business.


          As apparent from the following general description of SBA's size standards, most businesses are considered small. However, these represent general definitions that in some cases are further defined by specific SIC code. For Agriculture business the eligible size is $0.5 to $19 million


       o  USE LOAN PROCEEDS:
          The proceeds of a SBA International Trade loan may be used to acquire, construct, renovate, modernize, improve or expand facilities and equipment to be used in the United States to produce goods or services involved in international trade, and to develop and penetrate foreign markets.


       o  SPECIAL CIRCUMSTANCES:
          Certain other considerations apply to the types of businesses and applicants eligible for SBA loan programs.


  o  International Trade Loan Maturities
     Loans for facilities or equipment can have maturities of up to 25 years and may be combined with an EWCP loan which has a maturity of 12 months
     - with 2 annual reissuances allowed for a maximum maturity of 3 years.


  o  Interest Rates Associated with International Trade Loans
     For a loan with a maturity under seven (7) years, the maximum interest rate shall not exceed 2.25 percent over the prime rate. For a loan with a maturity of seven (7) years or more, the maximum over interest rate shall not exceed 2.75 over the prime rate.


  o Fees Associated With International Trade Loans and Prohibited Fees The guaranty fee is the same as for any standard 7(a) loan. The SBA places no fee restrictions on the lenders for the EWCP portion of the loan, but will require full disclosure to ensure that fees are reasonable.

  o  International Trade Loan Guaranty Percent
     For the fixed asset and permanent working capital portion of the International Trade loan, the Agency can guaranty up to eighty-five (85%) percent of loans of $150,000 and less, and up to seventy-five (75%) percent of loans above $150,000 and up to $1,000,000. The Agency provides a 90% guaranty on the export working capital portion of the International Trade loan up to a maximum of $750,000.


Pricing and expected revenues: The average price for the imported frozen bovine meat in the United Arab Emiratesmarket averaged a $2.65 lb. ($6,500 per metric ton) Cost, Insurance, Freight Dubai ports. We expect the prices to remain at that level during the year 2001. Taking into consideration the USDA's World Agricultural Supply and Demand Estimates, released May 10, forecast U.S. meat exports in 2002 at a record 4.86 million tons led by beef and broiler exports. The same report also stated that the current prices are expected to remain at the same level or be subject to small increase based on the forecast for lower production levels and higher demand. Total U.S. meat production is forecast in 2002 at 37.43 million tons as increases in poultry and pork production more than offset a decrease in beef output from 2001. U.S. meat imports are also forecast to grow to another record of 1.92 million tons.


The 2001 U.S. beef export forecast is lowered to 1.13 million tons. Total U.S. exports for January-February 2001 were 13 percent lower than the 175,000 tons shipped for the same period in 2000 in response to high prices this winter and the inclusion of Russian food aid last year. Exports to the leading markets of Japan, Korea, and Canada all contracted in February, with export declines to Japan and Korea the most pronounced. Near-record high U.S. beef prices and a strong U.S. dollar are expected to dampen growth prospects for the year. U.S. choice cattle prices for 2001 are averaging about 9 percent higher than those for 2000. Cattle inventories and slaughter are expected to continue their decline into 2002. As a result of tightening supplies, cattle prices are projected to move into the $80 dollar range in the last half of the year.

Our final export price will depend upon the amount of subsidy provided by the USDA under the existing bid and quota system.

Currently, the Company does not have sufficient capital to implement its business plan. The company is in the early stages of applying for the SBA's International Trade Loan Program in the amount of $600,000. In our opinion, based on the time for shipping of approximately six weeks, and receipt of payment for the product shipped, the company will have enough capital to implement its business strategy upon obtaining the necessary funding or SBA loan. However, we can give no assurances that the company will obtain such financing, nor any other financing that is favorable to the Company.


We anticipate that we will need to raise additional capital within the next 12 months, including cash for the following:

  o purchase of cattle; we estimate that we have current capabilities to sustain 100 head of cattle on our leased property. Cattle prices vary daily, however we can estimate to purchase a female cow with calf for about $400 for both.


  o increased operating expenses; Currently, Mr. Fleming devotes 100% of his time to the operation of the company. Mssrs. McDaniel and Boaz contribute 20% of their time. As the company begins the shipments of meat exports, the need for additional labor will be required. Our initial labor requirements will be met with Mssrs. Fleming, McDaniel, and Boaz for the next twelve months.


  o sales and promotional expenses related to the sale of cattle; We do not anticipate a significant increase in our sales expense. However, the company is exploring World Wide Web marketing techniques that will enhance sales and marketing. We currently do not have a selected company to provide us with our needs.

  o  further implementation of our business plan.

We cannot guaranty that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy our cash requirements to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our results of operations and financial condition. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. We cannot guaranty that additional funding will be available on favorable terms. If adequate funds are not available within the next 12 months, we may be required to limit our proposed production or to obtain funds through entering into arrangements with collaborative partners already in beef export business.

Results of Operations

We have not engaged in any farming operations to date. Our only revenues have been derived from the services of Mr. Fleming, who provides general business consulting services to other companies while building our business
plan. There can be no assurances that Mr. Fleming will be able to generate revenues in the future from his consulting services. We received revenues for the year ending December 31, 2000 and 1999 of $528,085 and $215,643 respectively. For the first quarter of 2001 ending March 31 our revenues have been $17,567. Our revenues increased due to an increase in consulting services performed by the president.


We received revenues for the period ending March 30, 2001 vs 2000 of $17,667 and $528,085 respectively. Our revenues have decreased primarily due to the decrease in consulting services performed.


We realized net income (loss) of ($27,872) for the year ending December 31, 2000 and net income (loss) of $62,670 for the year ending December 31, 1999. For the quarter ending March 31, 2001 we had a net income (loss) of 3,765. The decrease in net income was due primarily to salaries paid.


For the quarter ending March 31, 2001 we had a net income (loss) of $3,765 verses net income (loss) of $47,619 because of our overall revenue decrease from consulting services performed.


Capital Resources And Liquidity

As of December 31, 2000 our total cash available was $421. Our total assets were $152,658. As of March 31, 2000 our total cash available was $17,573 and out total assets were $152,768.

In the fiscal year 2000, we issued 250,000 shares of our common stock for $25,000 to 3 shareholders in a private placement of our common stock under Regulation D Rule 506 of the 1933 Securities and Act which we believe is exempt from registration in accordance with the provisions of Section 4(2). Aside from these monies raised the we are dependent on the resources of our President Carlton Fleming. At this time it is projected that the company will need a minimum of $375,000 for working capital and to start exporting on a limited basis. The president of the company is expected to make a capital contribution because of his large equity holdings, however it can not be guaranteed. The company is also in the process of completing an application for a Small Business Association loan which it believes it qualifies for in the amount of $1,200,000. At this time the application has not been submitted to the Small Business Association for approval.


The company may seek additional funding through public or private sales of its securities, including equity securities, or through commercial or private financing arrangements. However, adequate funds, whether through financial markets or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to us. In the event that we are not able to obtain additional funding on a timely basis, we may be required to scale back any proposed operations or eliminate certain or all of our marketing programs, either of which could have a material adverse effect on our results of operations.

Management and affiliates own enough shares to control a shareholder vote.

Our executive officers and directors beneficially own approximately 78.9% of the outstanding common stock. Our executive officers and directors will be able to exercise controlling interest over matters requiring stockholder approval, including the election of directors and the approval of material corporate matters such as change of control transactions. The effects of such stock ownership could be to delay or prevent a change of control of Cobra unless the terms are approved by such stockholders.

Issuance of additional common stock will reduce investors percentage ownership.

The future issuance of all or part of the remaining authorized common stock or preferred stock could result in substantial reduction in the percentage of our common stock held by our shareholders, including purchasers of the shares. No vote of the shareholders is required for the issuance of additional common stock or the designation and issuance of preferred stock. We may determine to issue common stock for future acquisitions, or other items, or may sell shares of our common stock at a price lower than price paid by any purchaser hereof. Such issuance may have the effect of diluting the value of the shares held by its then shareholders and might have a material adverse effect on any trading market, should a trading market develop for our securities.

We will be subject to direct competition from larger companies.

In the industry of beef export we will be competing directly with larger companies who have established business and greater financial resources. We may not be able to compete with larger and more established organizations and may face extreme difficulty entering the market. Larger companies would include ConAgra Meat Companies, Hudson Foods, to name just a few, who have established markets, and greater financial resources.

Officers and directors may have limited liability and indemnity rights.

The By-Laws of Cobra provide that Cobra may indemnify its officers and directors against losses sustained or liabilities incurred which arise from any transaction in such officer's or director's respective managerial capacity unless such officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. Cobra's Certificate of Incorporation and By-Laws also provide for the indemnification by it of its officers and directors against any losses or liabilities incurred as a result of the manner in which such officers and directors operate Cobra's business or conduct its internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of Cobra and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

Additional shares entering the market pursuant to rule 144 without additional capital contribution.

Pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission, after the expiration of the holding period certain shares of Cobra's common stock now restricted for trading will become eligible for trading in the public market without any additional payment therefore or increase to Cobra's capitalization. Possible or actual sales of its outstanding common stock by all or some of the present stockholders may have an adverse effect on the market price of Cobra's common stock should a public trading market develop. The additional availability of such shares to
be traded in the public market would increase the "public float" of Cobra without any corresponding increase in the its capital. In July 2000 the company issued 250,000 shares of common stock to individuals in an offering of its common stock through a private placement transaction in accordance with Regulation D Rule 506 which the company believes is exempt from registration. The purchasers of those shares were eligible in July 2001 to start selling their shares on a limited basis and are subject to rule 144 restrictions. The officers and directors of the company may also be permitted to sell shares on a limited basis subject to volume and percentage restrictions in accordance with rule 144. The officers and directors as a group control 12,336,000 shares or 78.9%

Our common stock may be subject to penny stock regulation.

Currently, there is no public market for our common stock. If a market for our common stock develops and the price of the common stock falls below $5.00 per share, then the common stock may be considered "penny stock." Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities.

Item 3.  Description of Property

The company leases 256 acres of farmland with Bermuda Grass located five miles south of Windom, Texas from its President Carlton Fleming at a cost of $1,800 per month. The property includes a 60x120x16 building that is used for offices and storage space. The lease agreement allows the company to use the land for grazing cattle and export operations.


       Property                    March 31, 2001

Cash and equivalents                  $17,573

Property and Equipment                116,265

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of March 31, 2001, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director and by all executive officers and directors as a group.


                                      14

                                                      Nature of Ownership
                                                              and
                   Name and Address of                 Number of Shares               Percentage
Title of Class      Beneficial Owner                         Owned                     of Class

                   Carlton Fleming
Common Stock       3020 Legacy Drive, Suite 100       12,000,000
Par Value $.001    Plano, Texas 75023                 President, Director               76.8%

                   Dane McDaniel
Common Stock       17 Belaire Ct.                     168,000
Par Value $.001    Truesdale, Missouri 63383          Secretary/Treasurer, Director       1%

                   Casey Boaz
Common Stock       RR1 Box 45B                        168,000
Par Value $.001    Birchtree, Missouri 65438          Director                            1%


Common Stock       All Officers and
Par Value $.001    Directors as a Group               12,336,000                        78.9%



Change in Control

We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

Name                        Age            Position
Carlton Fleming              39            President, Director

Dane McDaniel                32            Secretary/Treasurer, Director

Casey Boaz                   30            Director

Mr. Carlton Fleming, President, Director, age 39, is a member of the board of directors, and is our company's president. Mr. Fleming has held this position since the Company's inception. From 1987 until 1992, Mr. Fleming was a branch manager for J.W. Gant, a securities broker-dealer. From 1992 until 1996, Mr. Fleming was the branch manager for LaJolla Capital Corporation, a securities broker-dealer, until he co-founded Lloyd Wade Securities, Inc. Mr. Fleming retired from the securities industry in 1996. Since his retirement, Mr. Fleming has held the position of President of D & C Holdings, a privately held Texas Corporation that conducted business as a pre-owned automobile dealer, and R & F Enterprises, Inc., a privately held Texas Corporation that owned multiple health and tanning salons. Mr. Fleming currently dedicates 100% of his time to the operations of the Company.


Mr. Dane McDaniel, Secretary/Treasurer, age 32, is a member of the board of directors, Secretary and Treasurer. Mr. McDaniel has held this position since 1997. From 1992 until present, Mr. McDaniel has held various positions with Hussmann Manufacturing, a company that manufactures refrigerated coolers. Mr. McDaniel does free-lance accounting and bookkeeping for various companies. Mr. McDaniel dedicates approximately 20 hours per week to the operations of the company.

Mr. Casey Boaz, age 30, Director, is a member of our board of directors. Mr. Boaz was also one of our original founders. He has 7 distinguished years of service in the United States Navy from 1989-1996. Mr. Boaz is also a Gulf War veteran. He has a BS/BA in management from Troy State University. Mr. Boaz has experience in estate planning and trust preparation, investment banking and auditing. From 1997 to 1999, he was with Metlife. From 1999 to 2000, Mr. Boaz was with Union Planners Investments. He was employed with First Star Bank from 2000 until he purchased his current business in early 2001. He currently owns and operates Cole Youngers, a hardware and lumber company in southern Missouri. Mr.Boaz dedicates approximately 20 hours per week to the operations of the company.


The directors of the company will serve in their capacity on an annual basis subject to a shareholder vote and approval at the annual meeting of the company.


Item 6. Executive Compensation

The table set forth below summarizes the annual and long-term compensation for services in all capacities to us for the year ended payable to our President and our other executive officers whose total annual salary and bonus exceeded
$50,000 during the year ending December 31, 2000. Our Board of Directors may adopt an incentive stock option plan for our executive officers, which would result in additional compensation.
                         SUMMARY COMPENSATION TABLES


Name and Principal            Salary                   Bonus             Other Annual
Position                 2000        1999        2000        1999        Compensation

Carlton Fleming
President               $348,046    $ 44,678      -0-         -0-            -0-

Dane McDaniel
Secretary/Treasurer        -0-         -0-        -0-         -0-            -0-

Casey Boaz
Director                   -0-         -0-        -0-         -0-            -0-


Our Directors who are also our employees do not receive compensation for being Directors of our company.

The persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time. We can not guarantee that any conflicts will resolved in favor of the company.

Item 7.  Certain Relationships and Related Transactions

We lease 256 acres of land from our president Mr. Carlton Fleming for a fee of $1,800 per month. Mr. Fleming also provides office space to us at no charge.


The majority shareholder, Carlton Fleming has advanced the Company $26,725 as of December 31, 2000. The note is classified as a current liability with a maturity date of December 31, 2001 and does not contain an interest provision. The Company is using the funds for general working capital.

In the opinion of management, we believe that the terms of the transactions discussed in this section were favorable to the Company than what could have been obtained from unrelated third parties through arms-length negotiations.

Item 8.  Description of Securities

Our authorized capital originally consisted of 1240 shares of par value $0.001 common stock and no preferred stock authorized. On May 19, 2000 we amended our articles of incorporation changing our authorized capital to consist of 100,000,000 shares of Common Stock ("Common Stock"), par value $0.001 and 20,000,000 shares of par value $0.001 shares of preferred stock. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and
(iv) are entitled to one cumulative vote per share on

all matters on
which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non assessable.

On May 19th of 2000 we authorized a forward split of 4000 to 1. At the time of the split we had 1,240 shares of common stock outstanding which became 4,960,000 shares outstanding.

In July 2000 we issued 250,000 shares of our common stock in a private placement, which we believe satisfies 4(2) of the Securities Act of 1933 in accordance with Regulation D, Rule 506, to 3 accredited investors for a total of $25,000.

On October 12, 2000 our board of directors authorized a 3 to 1 forward split of our common stock. Our outstanding common stock at that time was 5,210,000 and became 15,630,000.

                                   PART II

Item 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

Common Stock

Our common stock is not currently trading on any exchange. It is anticipated that we will apply for trading on the Over The Counter Bulletin Board maintained by NASD Regulation as soon as this registration is effective. The company currently has approximately 41 shareholders of its common stock.


Dividend Policy.

We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors.


Transfer Agent

We anticipate using the service of Pacific Stock Transfer located in Las Vegas Nevada at 5844 S. Pecos Road, Suite D. Las Vegas, NV 89120

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent public accountants and to otherwise comply with the reporting requirements of the Securities Exchange Act of 1934.

Item 2. Legal Proceedings

We are not currently, nor have we been since inception, a party to any legal proceedings, nor do we believe any are threatened or imminent.

Item 3. Changes in and Disagreements with Accountants

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three
(3)years which would be required to be disclosed pursuant to Item 701 of Regulation S-B,

except for the following:

On or about August 2, 2000, we issued 250,000 shares of our common stock for $0.10 per share. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. The value of the shares was arbitrarily set by us and had no relationship to our assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of those shares. The net proceeds were $25,000. All three purchasers of shares of our common stock were business associates, personal friends or family members of Carlton Fleming, our President and one of our directors.

On or about February 4th, 1997 we issued 7 shares of our $0.001 shares of our common stock to the following individuals in transactions which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The individuals, share amounts and value of the of the founder services are as follows with all share amounts reflecting the forward splits of 4000 to 1 and 3 to 1 to account for 84,000 shares being issued:
Ladonna Richardson; 12,000 shares valued at $12.00, Ron Terranova; 12,000 shares valued at $12.00, Arlin Mees; 12,000 shares valued at $12.00, Craig Johnson; 12,000 shares valued at $12.00, Leta Christian; 12,000 shares valued at $12.00, Dave Cawthon; 12,000 shares valued at $12.00 and Addie McConachie; 12,000 shares valued at $12.00. The shares were issued for consulting services.


On or about December 5th, 1996 we issued 18 shares of our $0.001 shares of our common stock to the following individuals in transactions which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The individuals, share amounts and value of the of the founder services are as follows with all share amounts reflecting the forward splits of 4000 to 1 and 3 to 1 to account for 216,000 shares being issued:
Maria Morado; 36,000 shares valued at $36.00, Tammy Hayes; 36,000 shares valued at $36.00, Carmen Meissner; 36,000 shares valued at $36.00, Orlando Robinson; 36,000 shares valued at $36.00, Bradley Morris; 36,000 shares valued at $36.00 and Todd Broadway; 36,000 shares valued at $36.00. The shares were issued for consulting services.

On or about October 10th, 1996 we issued 55 shares of our $0.001 shares of our common stock to the following individuals in transactions which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The individuals, share amounts and value of the of the founder services are as follows with all share amounts reflecting the forward splits of 4000 to 1 and 3 to 1 to account for 660,000 shares being issued:
Ellen Hartwig; 60,000 shares valued at $60.00, Dell Covington; 60,000 shares valued at $60.00, Ralph Rodroguez; 60,000 shares valued at $60.00, Richard Chichakli; 60,000 shares valued at $60.00, Jeff Bay-Anderson; 60,000 shares valued at $60.00, John Murphy; 60,000 shares valued at $60.00, Bill Hopkins; 60,000 shares valued at $60.00, Norma Ballard; 60,000 shares valued at $60.00, Joy Brown; 60,000 shares valued at $60.00, Lori Burden; 60,000 shares valued at $60.00 and Sandra Strickland; 60,000 shares valued at $60.00. The shares were issued for general business consulting and accounting services..

Item 5. Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to members of the board of directors, officers, employees, or persons controlling the Company pursuant to the immediately subsequent provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


The By-Laws of Cobra do not currently provide for indemnification if its officers and directors, however the company plans to adopt an amendment to the By-laws to provide for indemnification of its officers and directors. Indemnification would indemnify its officers and directors against
losses sustained or liabilities incurred which arise from any transaction in such officer's or director's respective managerial capacity unless such officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. Cobra's Certificate of Incorporation and By-Laws also provide for the indemnification by it of its officers and directors against any losses or liabilities incurred as a result of the manner in which such officers and directors operate Cobra's business or conduct its internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of Cobra and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

                                 PART F/S

Item 1. Financial Statements


Index to Financial Statements
                                                                PAGE


INDEPENDENT AUDITORS' REPORT                                     F-1

AUDITED BALANCE SHEET FOR THE PERIOD ENDING DECEMBER
30, 2000 AND 1999.                                               F-2

AUDITED STATEMENT OF OPERATIONS FOR THE PERIOD ENDING
DECEMBER 31, 2000 AND 1999                                       F-3

AUDITED STATEMENT OF STOCKHOLDERS' EQUITY FOR THE
PERIOD ENDING DECEMBER 31, 2000                                  F-4

AUDITED STATEMENT OF CASH FLOWS FOR THE PERIOD
DECEMBER 31, 2000 AND 1999                                       F-5

NOTES TO FINANCIAL STATEMENTS                                    F-6 to F-10

UNAUDITED BALANCE SHEET FOR THE PERIOD ENDING MARCH 31,
2001                                                             F-11

UNAUDITED STATEMENT OF OPERATIONS                                F-12

UNAUDITED STATEMENT OF CASH FLOWS                                F-13

NOTES TO FINANCIAL STATEMENTS                                    F-14 to F-17

CLYDE BAILEY P.C.
                                                  Certified Public Accountant
                                                     10924 Vance Jackson #404
                                                     San Antonio, Texas 78230
                                                         (210) 699-1287(ofc.)
                                        (888) 699-1287 - (210) 691-2911 (fax)
                                                                      Member:
                                                  American Institute of CPA's
                                                       Texas Society of CPA's

Board of Directors
Cobra Financial Services Inc.

                         INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Cobra Financial Services Inc. (Company) as of December 31, 2000 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                 S/ Clyde Bailey
                                 Clyde Bailey P.C.
San Antonio, Texas
May 12, 2001

                        COBRA FINANCIAL SERVICES, INC.
                                Balance Sheet
                           As of December 31, 2000


                                 A S S E T S
                                 ___________
Current Assets
______________
     Cash                                 $      421

        Total Current Assets                                   $     421


Fixed Assets
____________
     Farm Equipment                           89,612
     Buildings                                26,653
     Leasehold Improvements                   52,746             169,011

     Less: Accumulated Depreciation          (16,664)

     Total Fixed Assets                                          152,347

     Total Assets                                             $  152,768



                            L I A B I L I T I E S
                            _____________________

Current Liabilities
___________________
     Deferred Income Tax Payable              11,262

     Note Payable - Related Party             26,725

         Total Current Liabilities                               37,987

         Total Liabilities                                       37,987


Commitments and Contingencies                                         -


                 S T O C K H O L D E R S '    E Q U I T Y
                 ________________________________________

Preferred Stock                                                       -
     20,000,000 authorized shares, par value, $.001
     No shares issued and outstanding

Common Stock                                                     15,630
     100,000,000 authorized shares, par value, $.001
     15,630,000 shares issued and outstanding

Additional Paid-in-Capital                                       14,330
Accumulated Surplus                                              84,821


         Total Stockholders' Equity (Deficit)                   114,781

         Total Liabilities and Stockholders' Equity         $   152,768

                        COBRA FINANCIAL SERVICES, INC.
                           Statement of Operations
                                                       _________________________________
                                                              For the Year Ended
                                                                  December 31
                                                       _________________________________
                                                            2000              1999
                                                       ______________    _______________
Revenues:
_________

Revenues                                                     528,085            215,643
                                                       ______________    _______________
        Total Revenues                                 $     528,085     $      215,643


Expenses:
_________

Consulting Expenses                                           94,264             23,731
Officer Salary and Expenses                                  343,072             44,678
Professional Fees                                             49,060              7,337
Lease Expense                                                 33,455             12,290
Vehicle Expenses                                              14,358             12,195
Property Taxes                                                 3,509                699
Depreciation Expense                                          12,664              4,000
Utilities                                                      1,647              2,408
Other Expenses                                                18,286             13,350
                                                       ______________    _______________

        Total Expenses                                       570,315            120,688

Net Income (Loss) from Operations                      $     (42,230)    $       94,955

Provision for Income Taxes:

    Income Tax Benefit (Expense)                              14,358            (32,285)
                                                       ______________    _______________

                Net Income (Loss)                      $     (27,872)    $       62,670
                                                       ==============    ===============


Basic and Diluted Earnings Per Common Share                   (0.002)               Nil
                                                       ______________    _______________

Weighted Average number of Common Shares                  15,630,000         15,180,000
                       used in per share               ==============    ===============
                       calculations  *

           * - Retroactively Restated

                        COBRA FINANCIAL SERVICES, INC.
                      Statement of  Stockholders' Equity
                           As of December 31, 2000




                                             $0.001       Paid-In      Accumulated      Stockholders'
                               Shares      Par Value      Capital        Surplus           Equity
                              ________    ___________    _________    _____________    _______________
Balance, January 1, 1999     4,960,000    $    4,960     $      -     $     50,023     $       54,983


Net Income  (Loss)                                                          62,670             62,670
                              ________    ___________    _________    _____________    _______________

Balance, December 31, 1999   4,960,000         4,960            -          112,693            117,653

 July 2000
Issuance of Common Stock
for Cash                       250,000           250        24,750                             25,000


 October 2000
 Forward Stock Split 3/1    10,420,000        10,420       (10,420)                                -


   Net Income  (Loss)                                                      (27,872)           (27,872)
                              ________    ___________    _________    _____________    _______________

Balance June 30, 2000       15,630,000    $   15,630     $  14,330    $     84,821     $      114,781
                              ========    ===========    =========    =============    ===============

     Retroactively Restated

                        COBRA FINANCIAL SERVICES, INC.
                           Statement of Cash Flows
                                                       _________________________________
                                                              For the Year Ended
                                                                  December 31
                                                       _________________________________
                                                            2000              1999
                                                       ______________    _______________
Cash Flows from Operating Activities:
_____________________________________

 Net Income (Loss)                                     $     (27,872)    $       62,670

 Changes in operating assets and liabilities:
   Depreciation                                               12,664              4,000
   Deferred Income Taxes                                     (21,023)            32,285

   Other Liabilities                                               -                 -
                                                       ______________    _______________
   Total Adjustments                                          (8,359)            36,285
                                                       ______________    _______________
Net Cash Used in Operating Activities                  $     (36,231)    $       98,955



Cash Flows from Investing Activities:
_____________________________________

 Fixed Assets                                                (41,951)           (72,077)
                                                       ______________    _______________
Net Cash Used in Investing Activities                  $     (41,951)    $      (72,077)
                                                       ______________    _______________


Cash Flows from Financing Activities:
_____________________________________

 Note Payable - Related Party                                 26,725                 -
 Common Stock                                                 25,000                 -
                                                       ______________    _______________
Net Cash Provided for Financing Activities             $      51,725     $           -
                                                       ______________    _______________

Net Increase (Decrease) in Cash                        $     (26,457)    $       26,878

Cash Balance,  Begin Period                                   26,878                 -
                                                       ______________    _______________
Cash Balance,  End Period                              $         421     $       26,878
                                                       ==============    ===============


Supplemental Disclosures:
  Cash Paid for interest                                          -                  -
  Cash Paid for income taxes                                      -                  -



                        COBRA FINANCIAL SERVICES, INC.
                        NOTES TO FINANCIAL STATEMENTS

Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------

Organization
------------
Cobra Financial Services Inc. ("the Company") was incorporated under the laws of the State of Texas on September 16, 1996 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Texas. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 15,630,000 shares issued and outstanding as of December 31, 2000. On May 10, 2000, an amendment to the Articles of Incorporation was filed with the Texas Secretary of State to increase the authorized common share to 100,000,000, authorized 20,000,000 in preferred stock, and change the par value to $.001 for both classes of stock. Prior to 1999, the Company was involved in limited business consulting.

Revenue
-------
Revenue consists of general business consulting fees relating to services performed by the Company. The Company records revenue when the service is completed based on the accrual method of accounting.

During 2000, the Company adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows.

Fixed Assets
------------
Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

     The estimated useful lives are as follows:

            Farm Equipment             7 years
            Leasehold Improvements    25 years
            Buildings                 40 years

Depreciation expense for the years ended December 31, 2000 and 1999 was $12,664 and $4000, respectively.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Note 1  -  Summary of Significant Accounting Policies (con't)
-------------------------------------------------------------

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Fair Value Of Financial Instruments
-----------------------------------
The carrying value of financial instruments including marketable securities, notes and loans receivables, accounts payable and notes payable approximate their fair values at December 31, 2000.

Long-Lived Assets
-----------------
Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed of " requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of be included as a component of income from continuing operations before taxes on income.

Comprehensive Income
--------------------
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to

Note 1  -  Summary of Significant Accounting Policies (con't)
-------------------------------------------------------------

owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Recent Accounting Pronouncements
--------------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("SFAS No 133") which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as extended by SFAS No. 137 and amended by SFAS No. 138, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect adoption of SFAS No. 133 to have an effect on its financial statements.

In December 1999, the Securities and Exchange Commission issues Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in fiscal year after September 30, 2000. The Company does not expect adoption of SAB 101 to have an effect on its financial statements.

Note 2  -  Common Stock
-----------------------

In May of 2000, the Company approved a 4000 to 1 forward split of the outstanding common stock. At the time of the forward split there were a total of 1,240 shares outstanding. The financial statements are showing the shares retroactively restated.

In July of 2000, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption afforded be sections 4 (2) and 3(b) of the Act and Regulation D, Rule 506 promulgated there under. The Company sold 250,000 shares of common stock at a price of $.10 per share for a total amount raised of $25,000.

On the 12th day of October 2000, the Company approved a three to one (3/1) forward split of the outstanding stock. At the time of the forward split there were a total of 5,210,000 shares outstanding. The financial statements are showing the shares retroactively restated.

Note 3  -  Related Parties
--------------------------

Officer Salary and Expenses - Carlton Fleming received salary and expenses in the amount of $343,072 and $44,678 for the years ended December 31, 2000 and 1999, respectively.

Also, Carlton Fleming advanced the Company a total of $26,725 in 2000 that is recorded as Note Payable - Related Party.

The company neither owns nor leases any real property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts

Note 4 - Organization Costs
---------------------------

The Company has incurred legal, accounting and other formation costs. During the years ended December 31, 2000 and 1999, these costs were charged to operations in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities". It requires most start-up activities to be expenses to operations as incurred.

Note 5 - Income Taxes
---------------------

Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes.

Note 6  -  Leases
-----------------

The Company leases 256 acres of farm land in Fannin County Texas for its planned farming operations The lease dated August of 1999 calls for a monthly lease payment of $2,000 per month and expires in April 2002. The Company also lease some equipment on a short-term or month-to-month basis to improve the farm land. At December 31, 2000, future minimum lease payments under these operating lease is as follows:

                     2001                    $ 24,000
                     2002                      20,000

Total rent expense for the year ended December 31, 2000 is $ 33,455.

Note 7 - Going Concern
----------------------

The accompanying financial statements have been prepared in conformity with principles of accounting applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company's revenue has decreased subsequent to the year ended December 31, 2000 and has not yet generated sufficient working capital to support its operations. The Company's ability to continue as a going concern is dependent, among other things, on its ability to reduce certain costs, obtain new contracts and additional financing and eventually, attaining a profitable level of operations.

It is management's opinion that the going concern basis of reporting its financial condition and results of operations is appropriate at this time. The Company plans to increase cash flows and take steps towards achieving profitable operations through its business plan, and through the merger with or acquisition of profitable operations.

Note 8 - Notes Payable - Related Party
--------------------------------------

The major shareholder, Carlton Fleming has advanced the Company $26,725 as of December 31, 2000. The note is classified as a current liability with a maturity date of December 31, 2001 and does not contain an interest provision. The Company used the funds for general working capital, and the implementation of its business plan.

Note 9  -  Subsequent Events
----------------------------

There were no other material subsequent events that have occurred since the balance sheet

                        Cobra Financial Services, Inc.
                                Balance Sheets
                                 (Unaudited)

                                                          March 31         December 31
                                                            2001              2000
                                                       ______________    _______________
                                     A S S E T S
                                    _____________
Current Assets:
_______________

Cash                                                   $      17,573     $          421
                                                       ______________    _______________
         Total Current Assets                                 17,573                421

Fixed Assets:
_____________

Farm Equipment                                                89,612             89,612

Buildings                                                     26,653             26,653

Leasehold Improvements                                        52,746             52,746

Accumulated Depreciation                                     (20,361)           (16,664)

         Total Fixed Assets                                  148,650            152,347
                                                       ______________    _______________
         Total Assets                                  $     166,223     $      152,768
                                                       ==============    ===============

      L I A B I L I T I E S   A N D   S T O C K H O L D E R S '   E Q U I T Y
     _________________________________________________________________________

Current Liabilities
___________________


Accrued Expenses                                       $       6,000     $           -

Deferred Income Tax Payable                                   13,202             11,262

Note Payable - Related Party                                  28,475             26,725
                                                       ______________    _______________

         Total Current Liabilities                            47,677             37,987

Commitments and Contingencies                                      -                  -
____________________________                           ______________    _______________

Stockholders' Equity
____________________

Preferred Stock, $.001 par value, 20,000,000 shares               -                  -
    authorized;  none issued and outstanding

Common stock, $.001 par value, 100,000,000 shares             15,630             15,630
    authorized;  15,630,000 shares issued and
    outstanding

Additional paid-in capital                                    14,330             14,330

Accumulated Surplus                                           88,586             84,821
                                                       ______________    _______________

Total Stockholders' Equity                                   118,546            114,781
                                                       ______________    _______________
Total Liabilities and Stockholders'  Equity            $     166,223     $      152,768
                                                       ==============    ===============


                        Cobra Financial Services, Inc.
                           Statements of Operations
                                 (Unaudited)

                                                               Three Months Ended
                                                                   March 31
                                                       _________________________________
                                                            2001              2000
                                                       ______________    _______________
Revenues:
    Revenue                                            $      17,567     $      528,085
                                                       ______________    _______________

       Total revenues                                         17,567            528,085

Operating Expenses:
    Consulting Expenses                                           -              77,866
    Officer Salary and Expenses                                   -             314,358
    Professional Fees                                             -              37,550
    Vehicle Expenses                                             847              6,808
    Lease Expenses                                             6,000              6,091
    Depreciation                                               3,697              3,367
    General and Administrative                                 1,318              9,895
                                                       ______________    _______________

                                                              11,862            455,935
                                                       ______________    _______________

       Loss from operations                                    5,705             72,150
                                                       ______________    _______________

Provision for Income Taxes:
    Income Tax Benefit (Expense)                              (1,940)           (24,531)


       Net Loss                                        $       3,765     $       47,619
                                                       ==============    ===============

Loss per common share:

       From operations                                 $       0.000     $        0.003
                                                       ______________    _______________

Weighted average common shares outstanding                15,630,000         15,180,000
                                                       ==============    ===============
          Retroactively Restated



                        Cobra Financial Services, Inc.
                           Statements of Cash Flows
                                 (Unaudited)



                                                               Three Months Ended
                                                                   March 31
                                                       _________________________________
                                                            2001              2000
                                                       ______________    _______________
Cash Flows from Operating Activities:
Net Income                                             $       3,765     $       47,619


Adjustments to Reconcile net loss to net cash
 provided by (used in) operating activities:
       Depreciation                                            3,697              3,367
    Changes in operating assets and liabilities:
       Accrued Expenses                                        6,000             (6,874)
       Deferred Income Tax Payable                             1,940             24,531
                                                       ______________    _______________

Net Cash provided by (used in) Operating Activities    $      15,402     $       68,643

Cash Flows from Investing Activities:

     Fixed Assets                                                 -             (56,858)
                                                       ______________    _______________
Net Cash provided by (used in) Investing Activities    $          -      $      (56,858)

Cash Flows from Financing Activities:
     Issuance of common stock                                   -                  -
     Advances from officer                                   1,750                 -
                                                       ______________    _______________
Net Cash provided by (used in) Financing Activities    $       1,750     $           -


Net Increase (Decrease) in cash and cash equivalents          17,152             11,785

Cash at beginning of year                              $         421     $       26,778
                                                       ==============    ===============
Cash at end of year                                    $      17,573     $       14,993
                                                       ==============    ===============

Supplemental disclosure:
    Total interest paid                                $          -      $           -
                                                       ==============    ===============



                        COBRA FINANCIAL SERVICES, INC.
                        Notes to Financial Statements

NOTE 1- BASIS OF PRESENTATION
-----------------------------

General
-------
The unaudited interim financial statements of the Cobra Financial Services, Inc. ("Company") as of March 31, 2001 and for the three months ended March 31, 2001, included herein have been prepared in accordance with the instructions for Form 10QSB under the Securities Exchange Act of 1934, as amended, and
Article 10 of Regulation S-X under the Securities Act of 1933, as amended. The December 31, 2000 Balance Sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2001, and the results of their operations for the three months ended March 31, 2001 and 2000, and their cash flows for the three months ended March 31, 2001 and 2000.

The results of operations for such periods are not necessarily indicative of results expected for the full year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2000, and for the two years then ended December 31, 2000 and 1999 and related notes included in the Company's Form 10-SB filed with the Securities and Exchange Commission

Organization
------------
Cobra Financial Services Inc. ("the Company") was incorporated under the laws of the State of Texas on September 16, 1996 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Texas. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 5,210,000 shares issued and outstanding as of December 31, 2000. On May 10, 2000, an amendment to the Articles of Incorporation was filed with the Texas Secretary of State to increase the authorized common share to 100,000,000, authorized 20,000,000 in preferred stock, and change the par value to $.001 for both classes of stock. The Company was inactive from inception until June 1999.

Note 2  -  Summary of Significant Accounting Policies
-----------------------------------------------------

Revenue
-------
Revenue consists of consulting fees relating to services performed by the Company. The Company records revenue based on the accrual method of accounting.

During 2000, the Company adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows.

Fixed Assets
------------
Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The estimated useful lives are as follows:

            Farm Equipment             7 years
            Leasehold Improvements    25 years
            Buildings                 40 years

Depreciation expense for the years ended December 31, 2000 and March 31, 2001 was $12,664 and $3,697, respectively.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.
Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Fair Value Of Financial Instruments
-----------------------------------
The carrying value of financial instruments including marketable securities, notes and loans receivables, accounts payable and notes payable approximate their fair values at March 31, 2001.

Long-Lived Assets
-----------------
Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed of " requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of be included as a component of income from continuing operations before taxes on income.

Comprehensive Income
--------------------
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Recent Accounting Pronouncements
--------------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("SFAS No 133") which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as extended by SFAS No. 137 and amended by SFAS No. 138, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect adoption of SFAS No. 133 to have an effect on its financial statements.

In December 1999, the Securities and Exchange Commission issues Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in fiscal year after September 30, 2000. The Company does not expect adoption of SAB 101 to have an effect on its financial statements.

Note 3  -  Common Stock
-----------------------

In May of 2000, the Company approved a 4000 to 1 forward split of the outstanding common stock. At the time of the forward split there were a total of 1,240 shares outstanding. The financial statements are showing the shares retroactively restated.

In July of 2000, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption afforded be sections 4 (2) and 3(b) of the Act and Regulation D, Rule 506 promulgated there under. The Company sold 250,000 shares of common stock at a price of $.10 per share for a total amount raised of $25,000.

Note 4  -  Related Parties
--------------------------

Officer Salary and Expenses - Carlton Fleming received salary and expenses in the amount of $348,046 and $44,678 for the years ended December 31, 2000 and 1999, respectively.

Also, Carlton Fleming advanced the Company a total of $28,475 that is recorded as Note Payable - Related Party.

The company neither owns nor leases any real property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts

Note 5 - Organization Costs
---------------------------

The Company has incurred legal, accounting and other formation costs. During the years ended December 31, 2000 and 1999, these costs were charged to operations in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities". It requires most start-up activities to be expenses to operations as incurred.

Note 6 - Income Taxes
---------------------

Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes.

Note 7  -  Subsequent Events
----------------------------

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                              PART III - EXHIBITS

Item 1.   Index to Exhibits.


SEC Ref. No.        Page No.               DESCRIPTION
------------        --------               -----------

3.1(i)                 22                  Articles of Incorporation

3.2(ii)                23                  Bylaws

3.3(i)                 42                  Certificate of Amendment to
                                           Articles of Incorporation

3.4(ii)                43                  Amendment to By-laws

10                     44                  Land Lease Agreement between
                                           Cobra Financial Services,
                                           Inc. and Carlton Fleming


                                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cobra Financial Services, Inc.

/s/ Carlton Fleming                                Date: September 18, 2001
Carlton Fleming, President & Director




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